UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  December, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 - 16º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Notice to the Market

Rio de Janeiro, December 20, 2006

In compliance with Directive Release CVM/SGE/001/03 of January 22, 2003, and article XII, caput, of CVM Instruction 358 of January 03, 2002, Contax Participações S/A (the “Company”) (Bovespa: CTAX3 and CTAX4) received a fax dated December 18, 2006 from CAPITAL RESEARCH AND MANAGEMENT COMPANY (“CRMC”) announcing the reduction of its stake in the Company. This reduction will not affect the Company’s control or administrative structure.

It also informed that, as a foreign investment company, it sold all the 20,132,835 preferred shares (“PN”) it used to manage on behalf of its clients, which corresponded to 7,903% of Contax’s preferred shares on November 27, 2006.

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Sarkis
CFO and Investor Relations Officer
Contax Participações S/A

Dear Sara,

As per your request, please find attached to this notice the electronic document concerning the sale of Capital Research and Management Company’s equity in Contax Participações S.A. carried out on December 18, 2006.
We are available for any further clarification.

Sincerely,

José Luiz / Caio
PINHEIRO NETO ADVOGADOS
São Paulo, Rio de Janeiro and Brasília - Brazil
http://www.pinheironeto.com.br

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Confidencial. Sujeito a privilégio legal de comunicação Advogado/cliente.
Privileged and confidential attorney/client communication.
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NOTICE

In compliance with article 12, paragraph four, of CVM Instruction 358, dated January 3, 2002, Capital Research and Management Company, company operating under the laws of the United States of America, headquartered at 333, South Hope Street, Los Angeles, California 90071, United States of America (“CRMC”), as a foreign investment company, announced the disposal of all its preferred shares (“PN Shares”) of Contax Participações S.A., publicly-held company, inscribed in the Corporate Roll of Taxpayers (CNPJ/MF) under nº 04.032.433/0001 -80 (“Company”). On November 27, 2006, CRMC managed 20,132,835 of the Company’s preferred shares, corresponding to 7,903%, and sold these shares via trading sessions on the Stock Exchange. No other company part of CRMC holds a stake in the Company. There are no debentures directly or indirectly convertible into shares held by CRMC or person related to it, or any agreement governing voting rights or the purchase and sale of securities issued by the Company in which CRMC or any related person takes part.

December 18, 2006.

CAPITAL RESEARCH AND MANAGEMENT COMPANY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.